SLR Consulting (Canada) Ltd
55 University Avenue, Suite 501,Toronto, ON M5J 2H7

CONSENT

To: **United States Securities and Exchange Commission**

Re: **Fury Gold Mines Limited (the "Company")**
Annual Report on Form 40-F
Consent of Expert

This consent is provided in connection with the Company's annual report on Form 40-F for the year ended December 31, 2020 to be filed by the Company with the United States Securities and Exchange Commission (the "**SEC**") and any amendments thereto (the "**Annual Report**"). The Annual Report incorporates by reference, among other things, the Company's Annual Information Form for the year ended December 31, 2020 (the "**AIF**"), and the Company's Management Discussion and Analysis for the year ended December 31, 2020 (the "**MD&A**").

I hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report (the "**Technical Report**"):

- Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Homestake Ridge Gold Project, Skeena Mining Division, British Columbia, dated effective May 29, 2020, and amended and restated on June 24, 2020,

and to references to the Technical Report, or portions thereof, in the Annual Report, the AIF, the MD&A and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report, the AIF and the MD&A.

Dated this 31st day of March, 2021.

Sincerely,

(Signed) ***Paul Chamois***

Paul Chamois, M.Sc.(A), P.Geo.
Principal Geologist
SLR Consulting (Canada) Ltd.
(formerly Roscoe Postle Associates Inc.)